December 7, 2018

Nicholas Akins
Chief Executive Officer
AEP Texas Inc.
1 Riverside Plaza
Columbus, OH 43215-2373

       Re: AEP Texas Inc.
           Registration Statement on Form S-4
           Filed December 3, 2018
           File No. 333-228657

Dear Mr. Akins:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg, Attorney, at 202-551-3342 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products